Registration Statement No. 333–206013 Pricing Supplement No. 3087I; Rule 424(b)(2)

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus do not constitute an offer to sell nor do they seek an offer to buy the notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 14, 2018.

Deutsche Bank AG

Fixed Rate InterNotes®

Issue Price	Interest Rate	Interest Payment Frequency	First Interest Payment Date	First Interest Payment Amount
100.00%*	3.00% (per annum)	Semi-Annual	November 24, 2018**	$15.00 (rounded to the nearest cent)

Aggregate Principal Amount: $

Interest Type: Fixed

Redemption at Issuer’s Option: N/A

InterNotes® (the “notes”) issued by Deutsche Bank AG, London Branch (the “Issuer”) are unsecured, unsubordinated senior non-preferred obligations of Deutsche Bank AG.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 5 of the accompanying product supplement.

Placement Agent: Incapital LLC

Agents: Deutsche Bank Securities Inc. and Incapital LLC

Offering Date:	May 14, 2018
Trade Date:	May 21, 2018
Issue Date:	May 24, 2018
Redemption Date(s):	N/A
Maturity Date:	February 24, 2020
Minimum Denominations:	$1,000
Principal Amount:	$1,000
CUSIP / ISIN:	25155MLE9 / US25155MLE92
Listing:	The notes will not be listed on any securities exchange.

* Because we are unable to determine the issue price of the notes for U.S. federal income tax purposes, which could be as low as $995.75 per note, we intend to treat the notes as having an issue price of $995.75 for U.S. federal income tax purposes. Assuming this treatment is correct, the notes will be treated as having original issue discount, the tax consequences of which are described in the accompanying product supplement. If you purchase a note for an amount greater than $995.75, you should read the section “U.S. Federal Income Tax Consequences — Acquisition Premium and Amortizable Bond Premium” in the accompanying product supplement. The discussions above and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

** Notwithstanding what is provided in the accompanying product supplement, the Interest Payment Dates will be the 24th day of every sixth month, beginning on November 24, 2018 and ending on the Maturity Date.

	Price to Public	Maximum Discounts and Commissions(1)	Proceeds to Issuer
Per Note	100.00%	0.425%	99.575%
Total	$	$	$
(1) The Agents may receive discounts and commissions of up to 0.225% or $2.25 per $1,000 Principal Amount of notes. Each dealer will purchase the notes from the Agents at a price between 99.575% and 99.80% of the Principal Amount, which may be different from the prices paid by other dealers. With respect to sales of notes by such dealer to level-fee based accounts, the issue price of such notes will be the price paid by such dealer, in which case, such dealer will not retain any portion of the issue price as compensation. For more detailed information about discounts and commissions, please see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

Deutsche Bank Securities Inc., an Agent for this offering, is our affiliate. For more information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

DTC Book Entry Only

InterNotes® is a registered servicemark of Incapital Holdings LLC

By acquiring the notes, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure (as defined in the accompanying product supplement) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer, including some of the other senior debt securities issued by the Issuer, and would be satisfied only if all such other senior unsecured unsubordinated obligations of the Issuer have been paid in full. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see the accompanying product supplement, prospectus supplement and prospectus for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

Product supplement I dated April 20, 2018: http://www.sec.gov/Archives/edgar/data/1159508/000095010318005020/crt_dp89813-424b2.pdf

Prospectus supplement dated July 7, 2017: http://www.sec.gov/Archives/edgar/data/1159508/000119312517224065/d412421d424b21.pdf

Prospectus dated July 7, 2017: http://www.sec.gov/Archives/edgar/data/1159508/000119312517224058/d603970d424b21.pdf

May , 2018

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